September 6, 2007




FILED BY EDGAR

Ms. Yolanda Crittendon
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549


         Re:  Boston Financial Qualified Housing Tax Credits LP II ("Fund II")
              - File No. 000-17777
              Boston Financial Qualified Housing Tax Credits LP III ("Fund III")
              - File No. 000-18462
              Boston Financial Qualified Housing Tax Credit LP IV ("Fund IV")
               -File No. 000-19765
              Boston Financial Qualified Housing Tax Credits LP V ("Fund V")
             - File No. 000-19706
              Boston Financial Tax Credit Fund Plus LP ("Fund Plus")
             - File No. 000-22104
              Boston Financial Tax Credit Fund VII LP ("Fund VII")
             - File No. 000-24584
              Boston Financial Tax Credit Fund VIII LP ("Fund VIII")
             - File No. 000-26522
                 (collectively, the "Funds")

                    Forms 8-K filed July 26, 2007



Dear Ms. Crittendon:

We are writing in response to your comments to the Forms 8-K filed on July 26, 2007, made in a letter from you dated July 27, 2007. The Funds' responses to the comments are set forth below and are keyed to the numbering of the comments contained in your letter. For ease of reference, we have reproduced your comments in italics below.

Item 4.01 Form 8-K

1. We note the disclosure of material weaknesses in your internal controls. Tell us in what period the weaknesses occurred and whether or not you intend to restate any prior period for any adjustment resulting from such weaknesses; and if not, why not. Tell us in detail the steps you plan to take and procedures you plan to implement to correct each material weakness.

Response:

     Each of the errors resulting from these material weaknesses was assessed for their impact on prior periods. Where a prior period impact was identified, management evaluated the errors in accordance with the guidance provided by Staff Accounting Bulletin 99, Materiality ("SAB 99"), and concluded that no restatements were necessary. No debt covenants or management fees were impacted by the errors or adjustments. All errors were unintentional and did not involve fraud. The Funds' former independent registered public accounting firm did not take exception to management's position.

     In part, SAB 99 notes that "omission or misstatement of an item in a financial report is material if, in light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item".

     Management considered all of the factors in accordance with SAB 99 in its quantitative and qualitative analysis. In general, the Funds are approaching the end of their terms and many of the Funds have minimal partner equity balances and minimal activity in the statement of operations. Therefore, adjustments, when strictly considered for quantitative impact, appear material. Because of the status of the Funds and the disproportionately low quantitative measures for materiality, management thoroughly considered a variety of qualitative factors including the following: 1) the Funds are structured as low income housing limited partnerships for the purpose of generating tax benefits for investors who make investment decisions based on expected tax losses and tax credits and;
     2) investment units in the Funds are neither actively traded nor listed on any exchange and when a secondary market transaction does occur, an investor determines the price principally from the value of expected tax benefits (primarily tax credits).

     Management considered the guidance of SAB 99 and concluded that the errors resulting from the noted weaknesses were not material and that no amendment to the financial statements for prior periods was necessary or appropriate.

     Management has implemented remediation plans to address each of the material weaknesses previously identified:

A.   Controls over Contracts

         1) During the period from December 2006 to early February 2007, the Funds' cash was invested in below market interest bearing accounts as part of a banking arrangement which resulted in financial benefits to affiliates of the General Partners. Management determined that this arrangement was inconsistent with the terms of the Partnership Agreements of the Funds and terminated the arrangement in early February 2007. The arrangement and management's intent for the General Partners to reimburse the Funds were disclosed in the audited financial statements for the Funds filed on Forms 10-KSB for the year ended March 31, 2007. Management determined that the lost interest should not have been recorded in the year ended March 31, 2007 as the interest was not legally earned in fiscal 2007; the recovery of the lost interest should be recorded when it was agreed to be repaid, in the quarter ended September 30, 2007. On August 9, 2007 the General Partners reimbursed the Funds and interest income was recorded as follows:


              Fund II                       $15,792
              Fund III                      $297,594
              Fund IV                       $428,553
              Fund V                        $77,966
              Fund Plus                     $24,116
              Fund VII                      $20,507
              Fund VIII                     $21,931

         Management has developed comprehensive remediation plans to ensure processes and controls are in place to prevent a recurrence of issues related to this material weakness. In February 2007, management stopped all compensating balance fund arrangements for these Funds. During the quarter ended June 30, 2007, management initiated changes in processes and controls including restricting authority to the corporate treasury department over the opening, closing, investment and movement of cash accounts, the engagement of the corporate legal department to perform due diligence on new agreements to assure compliance with existing agreements and developing a fiduciary and conflicts policy that provides formal guidance to management's personnel. In August 2007, management reimbursed interest income to the Funds and implemented the fiduciary and conflicts policy. Based on the implementation of these remediation plans, there were no proposed adjustments to previously issued financial statements.

         2) Many of the Funds had advisory contracts pursuant to which the dealer agreed to provide investment advisory services for the Funds' assets. The advisory contracts contained an overall limit on the cumulative amount of fees that each Fund was required to pay over the life of the contract. Prior to June 30, 2006, management did not effectively monitor the payment of fees under these contracts with respect to this limitation. As a result, in July 2006, management identified an over accrual with respect to Fund III ($253,805) and an over accrual and over payment with respect to Fund V ($128,712 and $91,212, respectively) as of March 31, 2006. These over accruals occurred over the periods from 2000 and 2001 (for Fund III and Fund V, respectively) through March 31, 2006. For the quarter ended June 30, 2006, management corrected these over accruals. In September 2006, final payment (and reimbursement) occurred for all Funds and the contracts were terminated.

         Management considered the guidance of SAB 99 and concluded that the error and the out of period adjustment resulting from the noted weakness were not material and that no amendment to the financial statements for prior periods was necessary or appropriate.

         During July 2006, management completed a thorough review of its contracts and determined that no other contractual relationships existed which would require special compliance monitoring. Management has concluded that based on this review and because it is not expected that the Funds will enter into similar contracts, the material weakness has been remediated as of the period ended September 30, 2006.

B.   Controls over Expense Accruals

         During February 2006, the Funds' former independent registered public accounting firm discovered that legal bills paid in January 2006 related to November and December 2005. Management then accrued these amounts as of December 31, 2005 prior to filing the Funds' 10-QSB on February 14, 2006. The accrual amounts were as follows:

                  Fund II                   $25,000
                  Fund III                  $35,000
                  Fund IV                   $270,000
                  Fund V                    $25,000

         In July 2006, management discovered that certain amounts due to its principal law firm were under accrued because the law firm did not submit invoices on a timely basis for the period ended March 31, 2006. Consequently, through its normal expense cut off procedures, management had not recorded a liability for legal fees related to the period ended March 31, 2006. The adjustments to increase legal expense for each of the Funds are as follows:

                  Fund II                   $31,000
                  Fund III                  $33,000
                  Fund IV                   $459,000
                  Fund V                    $27,000
                  Fund Plus                 $25,000
                  Fund VII                  $27,000
                  Fund VIII                 $17,000

         This adjustment was recorded in the quarter ended June 30, 2006. Management concluded this error and the out of period adjustment were not material under the guidance of SAB 99 and that no amendment to the financial statements for prior periods was necessary or appropriate.

         Since the quarter ended June 30, 2006, management has enhanced its quarterly close procedures to include monitoring services provided and invoices received from significant professional service providers. Management also confirms amounts due but not billed with these providers. Due to the implementation and operation of these enhanced and additional controls, which was completed in July 2006, management concluded that this material weakness was remediated as of the quarter ended September 30, 2006.



C.   Controls over Sales of Investments

         Sales of investments began to increase in late 2005 as the investments' tax credit compliance periods expired. Accordingly, as part of its required communications with respect to the quarter ended December 31, 2005, the Funds' former independent registered public accounting firm recommended that management obtain written, executed documents as evidence of the terms of all sales transactions. Also, as part of its required communications with respect to the quarter ended September 30, 2006, the Funds' former independent registered public accounting firm recommended that management develop processes and controls for monitoring contingent proceeds from sales of investments. The former independent registered public accounting firm did not identify adjustments due to this material weakness.

         Beginning in the quarter ended December 31, 2005, management has continued to strengthen controls by developing and enhancing reports which capture all relevant sale information needed by management in preparing the quarterly Fund financial statements. In addition, quarterly review meetings with the Funds' investment managers were initiated during the quarter ended December 31, 2005. The status of future sales transactions are discussed so that management gains access to appropriate documentation and contingent proceeds amounts for all sales transactions. Based on the implementation of these enhanced and additional controls, management determined that this material weakness was remediated as of the quarter ended March 31, 2006.

D.   Controls over Recording Equity in Income/Losses

         As part of its required communications with respect to the quarter ended December 31, 2006, the Funds' former independent registered public accounting firm recommended that management perform a more detailed review of investees' financial data to appropriately reflect the Funds' equity in income/losses from investees. As background, management had the following key controls in place to properly account for its equity investments.

o At year end, each investee submits audited financial statements to management which management uses to record the Funds' share of income/loss. Management then reconciles each investment balance to the corresponding equity balance in the investee's audited financial statement.

o For each quarter, management receives unaudited financial data from the investees. Management analyzes this data to gain comfort that it is materially correct. Significant line items are analyzed by comparing them to the prior year's audited financial statement. Real estate professionals, who know the operational details of the investee property, review the financial data for reasonableness.

         In February 2007, the Funds' former independent registered public accounting firm discovered adjustments needed to correctly reflect the equity in income/loss in the financial statements of Fund Plus and Fund VII for the quarter ended December 31, 2006. The aggregate amount of these adjustments to the December 2006 period were as follows:

                  Fund Plus         $10,000
                  Fund VII          $97,000

         In addition, an audit adjustment was recorded on Fund Plus for the year ended March 31, 2007. Equity in income/loss was adjusted because the investee had recorded the gain on involuntary conversion due to a fire loss in the wrong period on its audited financial statements. For more information on this audit adjustment, please see adjustment #3 in
         Exhibit I attached. Management considered the guidance of SAB 99 and concluded that the error and the out of period adjustment resulting from the noted weakness were not material and that no amendment to the financial statements for prior periods was necessary or appropriate.

         During the quarter ended September 30, 2007, management improved the review and analysis process over annual audited financial statements and quarterly financial data received from the investees. Specifically, investee audited financial statements are reviewed for unusual events (such as a fire) to assure proper accounting in the appropriate period. Quarterly, commencing in the quarter ended September 30, 2007 management will expand the scope of line items tested for reasonableness in comparison to prior year audited financial statements. Based on the implementation of these enhanced and additional controls, management determined that this material weakness was remediated as of the quarter ended September 30, 2007.



2. Please provide us with a schedule of your fiscal year end fourth quarter adjustments (for both 2006 and 2007) to close the books, or adjustments recorded in connection with or as a result of the audit. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income (loss). Also, tell us why none of the adjustments relate to any prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Response

     There were no adjustments made for any Fund for the fourth quarter of the year ended March 31, 2006. A schedule of adjustments for the fourth quarter of the year ended March 31, 2007 is attached as Exhibit I. This schedule does not include adjustments made in other quarters identified during the two-year period ended March 31, 2007. Management evaluated all adjustments identified for impact on prior periods. When an entry related to a prior period, management assessed such adjustment for materiality and in each case concluded that no adjustment to the financial statements for prior periods was necessary or appropriate. To the extent adjustments were recorded in other quarters in connection with the material weaknesses identified in comment 1 above, these adjustments have been outlined in the response to comment 1.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

     Management believes that the disclosures made in the original Form 8-K are still appropriate and, as such, no amendments are currently contemplated to the Item 4.01 Form 8-K as previously filed.


4. Reference is being made to Form 10-KSB for the year ended March 31, 2007. In light of the fact that a material weakness existed for the years ended March 31, 2007 and 2006, disclose in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were nonetheless effective, as of the end of the period covered by the Form 10-KSB.

Response

     During the reporting period ended March 31, 2007, management believed that the weaknesses related to Controls over Expense Accruals and Controls over Sales of Investments were remediated prior to March 31, 2007. The remediation efforts related to the Controls over Contracts and Controls over Recording Equity in Income/Losses were ongoing in 2007, and due to management's belief that these weaknesses did not result in a material adjustment to the results that were determined through the Funds' normal close process, management believed that there was a reasonable basis to conclude that the Funds' disclosure controls and procedures were effective. However, management now believes that these two weaknesses existed as of March 31, 2007 (and were subsequently remediated) and represented an exception to the Company's conclusion on the effectiveness of the Company's control effectiveness at March 31, 2007 and plans to file an amended Item 8A to the Forms 10-KSB. Attached as Exhibit II is the planned disclosure related to these weaknesses and remediation efforts.



Please be advised that the Funds acknowledge that:

          o The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

          o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



If you require any further information concerning this matter, please contact me at 617-488-3488 or our counsel, Deborah L. Thaxter of Nixon Peabody LLP at
(617)345-1326.

                                                     Very truly yours,

                                             [Managing GP Signature Block]

                                              By: /s/ MICHAEL GLADSTONE


cc:  Deborah L. Thaxter
     Nixon Peabody LLP

                                 Exhibit I
           Boston Financial Qualified Housing Tax Credit Fund Plus LP
            Boston Financial Qualified Housing Tax Credit Fund VII LP
                                Audit Adjustments
             For the fourth quarter of the year ended March 31, 2007

                                                                                                              Effect on    Original
                                                                                                              Net Loss      Quarter
   Fund                                      Account name                            Debit       Credit      YE 3/31/07    Affected
------------ ----- ----------------------------------------------------------------- ------- --------------- ----------------------

The following adjustments (#1 and #2) have NO effect on the Net Loss of Fund
Plus:

                   ----------------------------------------------------------------- ------- ---------------
Fund Plus    # 1   Gain on sale of investment in Local Limited Partnerships          16,113
                   Recovery of provision for valuation allowance on advances to
                   Local Limited Partnerships                                                        16,113            0       3/07

                   Journal description:
                   Cash received from a Local Limited Partnership was originally booked as part of the proceeds from the sale of this Local
                   Limited Partnership. This entry reclassified the cash receipt to be a reduction of previous advances to this Local Limited
                   Partnership. These advances had been fully reserved in prior years, therefore, the offset was a recovery of the provision for valuation allowance on these advances.
                   ----------------------------------------------------------------- ------- ---------------

                   ----------------------------------------------------------------- ------- ---------------
             # 2   Other income                                                      31,500
                   Equity in losses of Local Limited Partnerships                                    31,500            0       3/07

                   Journal description:
                   Cash received in FY06 from a Local Limited Partnership was booked to other income in FY06. In FY07, this same amount was booked to other income with an offset to equity in losses of
                   Local Limited Partnership. This entry reversed the FY07
                   entry.
                   ----------------------------------------------------------------- ------- ---------------

The following adjustment (#3) has an effect on the Net Loss of Fund Plus:

                   ----------------------------------------------------------------- ------- ---------------
Fund Plus    # 3   Investments in Local Limited Partnerships                         905,000
                   Equity in losses of Local Limited Partnerships                                   905,000    (905,000)       6/06

                   Journal description:
                   One of the Local Limited Partnerships had a gain on
                   involuntary conversion due to a fire loss. The audited
                   Financial Statements of the Local Limited Partnership did not
                   reflect this gain in the proper period. Upon further
                   investigation, it was determined that the Fund should
                   recognize this gain in FY07.
                   ----------------------------------------------------------------- ------- ---------------
                                                                                                             ------------
                                                                                                 Fund Plus,   ($905,000)
                                                                                              Net Effect on
                                                                                                   Net Loss
                                                                                                             ============



The following adjustments (#4 and #5) have an effect on the Net Loss of Fund
VII:

                   ----------------------------------------------------------------- ------- ---------------
Fund VII    # 4    Accounts Receivable                                               147,901
                   Recovery of provision for valuation allowance on advances to
                   Local Limited Partnerships                                                       147,901      147,901       3/07

                   Journal description:
                   On June 12, 2007 (after year end but before filing the Form
                   10KSB), this amount was received as a reimbursement of
                   advances to Local Limited Partnerships. Since the advance was deemed collectible at year end (3/07), the previous provision for valuation allowance on advances to Local Limited
                   Partnerships was reversed with this entry.
                   ----------------------------------------------------------------- ------- ---------------

                   ----------------------------------------------------------------- ------- ---------------
Fund VII    # 5    Equity in losses of Local Limited Partnerships                    143,735                 (143,735) 59,000  6/05
                   Investments in Local Limited Partnerships                                        143,735            84,735  3/07

                   Journal description:
                   Entry recorded additional losses for two Local Limited
                   Partnerships so that the net investment in the two Local
                   Limited Partnerships is equal to the capital commitment to these Local Limited Partnerships (a net negative investment balance)
                   ----------------------------------------------------------------- ------- ---------------

                                                                                                             ------------
                                                                                              Fund VII, Net
                                                                                              Effect on Net
                                                                                                       Loss       $4,166
                                                                                                             ============

                                   Exhibit II

Item 8A.  Controls and Procedures

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of March 31, 2007, to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities Exchange Commission's rules and forms, including to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is accumulated and communicated to management to allow timely decisions regarding required disclosure. Based on that evaluation, management has concluded that as of March 31, 2007, our disclosure controls and procedures were not effective at the reasonable assurance level due to the material weakness described below.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. Management identified the following weaknesses in the Partnership's disclosure controls that existed as of March 31, 2007:

o Controls over Monitoring of Contractual Agreements: The Partnership did not maintain effective monitoring controls over the contractual agreements that were entered into on its behalf by the General Partner. Specifically, during the period from December 2006 to early February 2007, the Partnership's cash was invested in below market interest bearing accounts as part of a banking arrangement which resulted in financial benefits to affiliates of the General Partners. Management determined that this arrangement was inconsistent with the terms of the Partnership Agreement of the Partnership.

o Controls over Recording Equity in Income/Losses: The Partnership did not maintain effective controls over the calculation of the Partnership's equity in income/losses from investees. Specifically, certain non- recurring items were recorded in the wrong period due to an ineffective review of the investees' unaudited quarterly financial data and audited annual financial statements utilized to calculate equity in income/losses from investees. This control deficiency resulted in adjustments to the Partnership's interim and annual financial statements for the year ended March 31, 2007.


The Partnership considered these matters in connection with the closing and preparation of the financial statements for the year ended March 31, 2007, and determined that the financial statements for this period were not materially affected by these control weaknesses.

During the second and third quarters of fiscal year 2008, the Partnership completed implementation of the following control improvements to remediate the material weaknesses existing as of March 31, 2007:

Controls over Monitoring of Contractual Agreements

o As part of the remediation plan, management initiated changes in processes and controls including:
o the refund of lost interest;
o restricting authority to the corporate treasury department over the opening, closing, investment and movement of cash accounts;
o the engagement of the corporate legal department to perform due diligence on new agreements to assure compliance with existing agreements; and
o the development and implementation of a fiduciary and conflicts policy that provides guidance to personnel on conflict management.

Controls over Recording Equity in Income/Losses

o Management now performs a more detailed review and analysis of quarterly financial data and audited financial statements received from its investees to assure proper accounting in the appropriate period. Specifically, investee audited financial statements are reviewed for unusual events (such as a fire) to assure proper accounting in the appropriate period. Quarterly, commencing in the quarter ended September 30, 2007, management will expand the scope of line items tested for reasonableness in comparison to prior year audited financial statements.

There were no other changes in the Partnership's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of the Securities and Exchange Act Rules 13a-15 or 15d-15 that occurred during the quarter ended March 31, 2007 that affected, or were reasonably likely to affect, the Partnership's internal control over financial reporting.